

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 8, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of BP Capital Markets America Inc., under the Exchange Act of 1934:

- 2.937% Guaranteed Notes due 2023
- 3.194% Guaranteed Notes due 2025
- 3.543% Guaranteed Notes due 2027
- 3.633% Guaranteed Notes due 2030

Sincerely,